# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Global Mofy AI Ltd, CIK 0001913749
CUSIP: G3937M205
Title of class of securities: Class A Ordinary Shares, par value $0.0015 per share
Address of issuer's principal executive offices: No. 102, No. A12, Xidian Memory, Cultural and Creative Town, Gaobeidian, Beijing, China (F4), 100000
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002066973

## Reporting persons
- Hexstone Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; sole voting power 0; shared voting power 274,914; sole dispositive power 0; shared dispositive power 274,914; aggregate amount beneficially owned 274,914 (2.8% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1 to Statement on Schedule 13G (this ''Amendment No. 1''), such shares and percentage are based on 9,587,663 Class A ordinary shares, par value $0.0015 per share, of the issuer (the ''Ordinary Shares'') outstanding as of September 1, 2026, after giving effect to the closing of the issuer's offering (the ''Offering'') as disclosed in the issuer's prospectus supplement, dated August 31, 2026, to the registration statement on Form F-3 (File No. 333-294113), declared effective by the U.S. Securities and Exchange Commission (the ''SEC'') on March 18, 2026 (the ''Prospectus Supplement''). The numbers of Ordinary Shares in this Amendment No. 1 give effect to the 1-for-50 reverse split of the outstanding Ordinary Shares effected by the issuer on June 11, 2026 (the ''Reverse Stock Split''). Beneficial ownership consists of 274,914 Ordinary Shares exercisable pursuant to Series A warrants to purchase Ordinary Shares (the ''Series A Warrants'') directly held by the reporting person. This constitutes an exit filing for the reporting person.
- Brendan O'Neil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 274,914; sole dispositive power 0; shared dispositive power 274,914; aggregate amount beneficially owned 274,914 (2.8% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 9,587,663 Ordinary Shares outstanding as of September 1, 2026, after giving effect to the closing of the Offering. The numbers of Ordinary Shares in this Amendment No. 1 give effect to the Reverse Stock Split. Beneficial ownership consists of 274,914 Ordinary Shares exercisable pursuant to the Series A Warrants indirectly held by the reporting person. This constitutes an exit filing for the reporting person.

## Item 1. Issuer
Name of issuer: Global Mofy AI Ltd
Address of issuer's principal executive offices: No. 102, No. A12, Xidian Memory Cultural and Creative Town, Gaobeidian Township, Chaoyang District, Beijing, The People's Republic of China, 100000

## Item 2. Person Filing
Name of person filing:
(i) Hexstone Capital LLC, a Nevada limited liability company ("Hexstone"); and

(ii) Brendan O'Neil ("Mr. O'Neil").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed with the SEC on May 29, 2026 (the "Schedule 13G"), pursuant to which such Reporting Persons have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G and this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 303, San Francisco, CA 94123.
Citizenship: Hexstone is a limited liability company organized under the laws of the State of Nevada. Mr. O'Neil is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares and to amend Item 5 of the Schedule 13G accordingly. This Amendment No. 1 constitutes an exit filing for each of the Reporting Persons.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person.

The share amounts and ownership percentages reported are based on 9,587,663 Ordinary Shares outstanding as of September 1, 2026, after giving effect to the closing of the Offering, as disclosed in the Prospectus Supplement. Hexstone holds Series A Warrants exercisable for 274,914 Ordinary Shares.

Consequently, Hexstone is the beneficial owner of 274,914 Ordinary Shares (the "Shares"). Hexstone has the power to dispose of and the power to vote the Shares, which power may be exercised by its managing member, Mr. O'Neil. Mr. O'Neil does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. O'Neil may be deemed to beneficially own the Shares.
Percent of class:
(A) Hexstone: 2.78 %

(B) Mr. O'Neil: 2.78%
Sole power to vote or to direct the vote:
(A) Hexstone: 0.00

(B) Mr. O'Neil: 0.00
Shared power to vote or to direct the vote:
(A) Hexstone: 274,914.00

(B) Mr. O'Neil: 274,914.00
Sole power to dispose or to direct the disposition:
(A) Hexstone: 0.00

(B) Mr. O'Neil: 0.00
Shared power to dispose or to direct the disposition:
(A) Hexstone: 274,914.00

(B) Mr. O'Neil: 274,914.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hexstone Capital LLC: /s/ Brendan O'Neil, Brendan O'Neil, Managing Member (11/10/2026)
- Brendan O'Neil: /s/ Brendan O'Neil, Brendan O'Neil (11/10/2026)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated May 29, 2026 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on May 29, 2026).